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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will ile annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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


                              TAT Technologies Ltd.

6-K Items

1. Press Release re TAT Technologies Announces Payment of Cash Dividend dated September 9, 2004.

2. Press Release re TAT Announces Changes to its Board of Directors dated September 21, 2004.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Announces Payment of Cash Dividend

Thursday September 9, 9:00 am ET

GEDERA, Israel, September 9 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News) announced today that it will pay a cash dividend to each of its shareholders of record on October 18, 2004. Each shareholder will be entitled to receive $1.18 per share, pre-withholding tax of 25% which will be paid on approximately November 8, 2004. The Company believes that its capital resources are sufficient to continue to expand and grow its business after the payment of this dividend to its shareholders, which will total approximately $7,080,000.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

    Contact
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411


_____________________________
Source: TAT Technologies Ltd.

                                                                          ITEM 2

Press Release                                      Source: TAT Technologies Ltd.

TAT Announces Changes to its Board of Directors

Tuesday September 21, 9:37 am ET

Ishay Davidi, Gillon Beck and Yechiel Gutman Join TAT's Board of Directors GEDERA, Israel, September 21 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ/NMS: TATTF - News), today announced changes to its board of directors resulting of the share purchase agreement with FIMI, that were approved by the Company's shareholders at a special shareholders meeting held on July 29, 2004. TAT announced that FIMI's designated directors, Messrs. Ishay Davidi, Gillon Beck and Yechiel Gutman will join TAT's board of directors effective September 1, 2004. The company also announced that Israel Ofen, Moshe Tachnai, Yossi Rosenberg Yael Rosenberg and Lior Zeelim will step down from the company's board of directors effective September 20, 2004. Mr. Ofen will continue to serve as the company's Executive Vice President and Chief Financial Officer.

Ishay Davidi is the Chief Executive Officer and Senior Partner of FIMI Opportunity Fund, an Israeli investment fund, the Chairman and Senior Partner of FITE (First Israel Turnaround Enterprise), another Israeli investment fund established by FIMI Group, and a director of Tadiran Communications, Lipman Electronic Engineering, Ltd., Tedea Technological Development and Automation Ltd., TG Precision Products Ltd. and Medtechnica Ltd. Prior to the foundation of FIMI, Mr. Davidi served as Chief Executive Officer of Tikvah VC Fund, an Israeli VC fund and prior to that served as Chief Executive Officer of two Israeli industrial companies. Mr. Davidi holds a B.Sc. in Industrial Engineering from Tel Aviv University and MBA in Finance from Bar Ilan University.

Gillon Beck is a partner in FIMI Opportunity Fund and a director of several of the fund's portfolio companies. Prior thereto Mr. Beck served as Chief Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck holds a B.Sc. in Industrial Engineering from the Israel Institute of Technology Technion and MBA in Finance from Bar Ilan University

Yechiel Gutman is a public member of the Israeli Security Authority (ISA). He also serves as a director of many Israeli companies, including Israel Refinery Company, El -Al (The Israeli national air line), and Bank Otzar Hachayal ( a subsidiary of Bank Hpoalim). In the past Mr. Gutman served as an advisor to the Minster of Justice. Mr. Gutman holds LLB and MA degrees from The Hebrew University, Jerusalem. Mr. Gutman will serve as an independent director.

About TAT Technologies Ltd.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

Safe Harbor Statement

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    At the Company:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                               (Registrant)



                                            By: /s/Israel Ofen
                                                ---------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: September 27, 2004